

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2018

Chris Bechtel
Chief Executive Officer and President
Surna Inc.
1780 55th Street, Suite C
Boulder, Colorado 80301

> **Re: Surna Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 000-54286**

Dear Mr. Bechtel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure